Exhibit 99.3

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2018

(expressed in thousands of Canadian dollars)

November 12, 2018

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of DHX Media Ltd. (the “Company”) are the responsibility of management and have been approved by the Board of Directors (the “Board”). The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the unaudited interim condensed consolidated financial statements. The Board carries out this responsibility through its Audit Committee. The Audit Committee reviews the Company’s unaudited interim condensed consolidated financial statements and recommends their approval by the Board.

The Audit Committee is appointed by the Board and all of its members are independent directors. It meets with the Company’s management and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the unaudited interim condensed consolidated financial statements to the Board for approval.

The unaudited interim condensed consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. When alternative methods of accounting exist, management has chosen those it deems most appropriate in the circumstances. The unaudited interim condensed consolidated financial statements include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the unaudited interim condensed consolidated financial statements, management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

(signed) “Michael Donovan”	(signed) “Doug Lamb”
Chief Executive Officer	Chief Financial Officer
Halifax, Nova Scotia	Toronto, Ontario

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Balance Sheet

As at September 30, 2018 and June 30, 2018

(expressed in thousands of Canadian dollars)

	September 30, 2018	June 30, 2018
	$	$
Assets

Current assets

Cash	46,286	46,550
Amounts receivable (note 4)	247,977	251,538
Prepaid expenses and other	7,613	8,580
Investment in film and television programs (note 5)	186,384	186,008
	488,260	492,676

Long-term amounts receivable (note 4)	17,893	18,789
Acquired and library content (note 6)	141,548	147,088
Property and equipment	29,204	30,436
Intangible assets	535,458	546,997
Goodwill	239,827	240,806
	1,452,190	1,476,792
Liabilities

Current liabilities

Bank indebtedness (note 7)	9,500	16,350
Accounts payable and accrued liabilities	130,895	130,545
Deferred revenue	42,598	47,552
Interim production financing (note 7)	99,517	93,683
Current portion of long-term debt and obligations under finance leases (note 7)	3,356	10,524
	285,866	298,654

Long-term debt and obligations under finance leases (note 7)	536,355	746,046
Other long-term liabilities	12,312	13,621
Deferred income taxes (note 8)	21,614	17,679
	856,147	1,076,000

Shareholders’ Equity
Equity attributable to Shareholders of the Company	330,046	315,078
Non-controlling interest (note 9)	265,997	85,714
	596,043	400,792
	1,452,190	1,476,792

Commitments and contingencies (note 14)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Statement of Changes in Equity

For the three month periods ended September 30, 2018 and 2017

(expressed in thousands of Canadian dollars)

	Common shares $	Contributed surplus $	Accumulated other comprehensive income (loss) $	Retained earnings (deficit) $	Non- controlling interest $	Total $

Balance - June 30, 2017	304,320	26,310	(21,596)	20,263	86,556	415,853
Net income for the period	—	—	—	8,148	1,419	9,567
Other comprehensive loss for the period	—	—	(5,828)	—	—	(5,828)

Comprehensive (loss) income for the period	—	—	(5,828)	8,148	1,419	3,739
Common shares issued	59	—	—	—	—	59
Dividends declared	—	—	—	(2,681)	—	(2,681)
Share-based compensation	—	1,194	—	—	—	1,194
Non-controlling interest on acquisition of subsidiaries	—	—	—	—	4,178	4,178
Balance - September 30, 2017	304,379	27,504	(27,424)	25,730	92,153	422,342

Balance - June 30, 2018	305,167	29,060	(14,618)	(4,531)	85,714	400,792

Adoption of IFRS 9 (note 3)	—	—	—	(1,049)	—	(1,049)
Adoption of IFRS 15 (note 3)	—	—	481	(5,823)	—	(5,342)
Balance - July 1, 2018	305,167	29,060	(14,137)	(11,403)	85,714	394,401

Net (loss) income for the period	—	—	—	(2,350)	5,687	3,337
Other comprehensive loss for the period	—	—	(10,623)	—	—	(10,623)

Comprehensive (loss) income for the period	—	—	(10,623)	(2,350)	5,687	(7,286)
Common shares issued	247	(385)	—	—	—	(138)
Share-based compensation	—	374	—	—	—	374
Disposal of interest in subsidiary, net of transaction costs and taxes (note 9)	—	—	—	34,096	174,596	208,692
Balance - September 30, 2018	305,414	29,049	(24,760)	20,343	265,997	596,043

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Statement of Income (Loss)

For the three month periods ended September 30, 2018 and 2017

(expressed in thousands of Canadian dollars, except for amounts per share)

	September 30, 2018	September 30, 2017
	$	$
Revenues (note 18)	104,038	98,621

Expenses (note 12)
Direct production costs and expense of film and television produced	61,284	55,650
Amortization of acquired and library content (note 6)	3,574	3,899
Amortization of property and equipment and intangible assets	5,385	5,908
Development, integration and other	1,888	1,585
Selling, general and administrative	19,187	19,826
Finance costs (note 11)	19,273	11,520
Change in fair value of embedded derivative	(4,800)	—
Foreign exchange gain	(2,434)	(11,281)
	103,357	87,107
Income before income taxes	681	11,514

Provision for (recovery of) income taxes
Current income taxes (note 8)	270	712
Deferred income taxes (note 8)	(2,926)	1,235
	(2,656)	1,947
Net income for the period	3,337	9,567
Net income attributable to non-controlling interests	5,687	1,419
Net (loss) income attributable to Shareholders of the Company	(2,350)	8,148
Basic (loss) earnings per common share (note 16)	(0.02)	0.06
Diluted (loss) earnings per common share (note 16)	(0.02)	0.06

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income (Loss)

For the three month periods ended September 30, 2018 and 2017

(expressed in thousands of Canadian dollars)

	Three months ended
	September 30, 2018	September 30, 2017
	$	$

Net income for the period	3,337	9,567

Other comprehensive loss

Items that may be subsequently reclassified to the statement of income (loss)
Foreign currency translation adjustment	(10,623)	(5,828)
Comprehensive (loss) income for the period	(7,286)	3,739

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Statement of Cash Flows

For the three month periods ended September 30, 2018 and 2017

(expressed in thousands of Canadian dollars)

	September 30,	September 30,
	2018	2017
	$	$
Cash provided by (used in)

Operating activities
Net income for the period	3,337	9,567
Charges (credits) not involving cash
Amortization of property and equipment	1,761	1,789
Amortization of intangible assets	3,624	4,119
Unrealized foreign exchange gain	(3,897)	(12,425)
Amortization of deferred financing fees	938	1,235
Accretion on tangible benefit obligation	104	133
Share-based compensation	374	1,194
Write-down of term facility unamortized issue costs	7,320	—
Accretion on Senior Unsecured Convertible Debentures	566	—
Change in the fair value of embedded derivatives	(4,800)	—
Deferred tax (recovery) expense	(2,926)	1,235
Amortization of acquired and library content	3,574	3,899
Net investment in film and television programs (note 17)	(3,053)	(2,380)
Net change in non-cash balances related to operations (note 17)	(16,771)	(19,678)
Cash used in operating activities	(9,849)	(11,312)

Financing activities
Common shares issued, net of cash-settled withholding taxes	(138)	59
Proceeds from (repayment of) bank indebtedness	(6,850)	13,874
Proceeds from (repayment of) interim production financing	5,833	(15,540)
Decrease in cash held in trust	—	239,877
Repayment of long-term debt and obligations under finance leases	(213,851)	(227,770)
Cash (used in) provided by financing activities	(215,006)	10,500

Investing activities
Business acquisitions, net of cash acquired	—	(4,228)
Proceeds on sale of interest in a subsidiary, net of cash fees paid (note 9)	229,088	—
Acquisition of property and equipment	(266)	(786)
Acquisition/cost of intangible assets	(3,911)	(3,271)
Cash provided by (used in) investing activities	224,911	(8,285)
Effect of foreign exchange rate changes on cash	(320)	(1,030)
Net change in cash during the period	(264)	(10,127)
Cash - Beginning of period	46,550	62,143
Cash - End of period	46,286	52,016

Supplemental information (note 17)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

1	Nature of business

DHX Media Ltd. (the “Company”) is a public company, and the ultimate parent, whose common shares are traded on the Toronto Stock Exchange (“TSX”), admitted on May 19, 2006, under the symbol DHX. On June 23, 2015, the Company commenced trading its Variable Voting Shares on the NASDAQ Global Trading Market (“NASDAQ”) under the symbol DHXM. The Company, incorporated on February 12, 2004 under the laws of the Province of Nova Scotia, Canada, and continued on April 25, 2006 under the Canada Business Corporation Act, develops, produces and distributes films and television programs for the domestic and international markets; licenses its brands in the domestic and international markets; broadcasts films and television programs in the domestic market; and manages copyrights, licensing and brands for third parties. The address of the Company’s head office is 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

2	Basis of preparation

These unaudited interim condensed consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of International Accounting Standard ("IAS") 34, Interim Financial Reporting, and follow the same accounting policies as those used in the Company's most recent audited annual consolidated financial statements, except for the new accounting policies adopted and described in note 3. These unaudited interim condensed consolidated financial statements do not include all the disclosures included in the Company's audited annual consolidated financial statements. Accordingly, these unaudited interim condensed consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements.

These unaudited interim condensed consolidated financial statements have been authorized for issuance by the Board of Directors on November 12, 2018.

3	Significant accounting policies, judgments and estimation uncertainty

These unaudited interim condensed consolidated financial statements have been prepared using the same policies and methods as the annual consolidated financial statements of the Company for the year ended June 30, 2018, except for the new and amended accounting standards adopted and described below.

New and amended standards adopted

i)	IFRS 9, Financial Instruments ("IFRS 9")

Effective July 1, 2018, the Company adopted IFRS 9, which establishes a single classification and measurement approach for financial assets and financial liabilities that reflect the business model in which they are managed and their cash flow characteristics. IFRS 9 also provides guidance on an entity's own credit risk relating to financial liabilities and amends the impairment model by introducing a new 'expected credit loss' model for calculating impairment. IFRS 9 replaces IAS 39, Financial instruments: recognition and measurement ("IAS 39").

Under the previous accounting standard, the Company calculated its provision for impaired receivables by applying an 'incurred loss' model. Under IFRS 9, the Company applied the 'expected credit loss' model. Trade receivables, goods and services taxes recoverable and federal and provincial film tax credits and other government assistance are provided for based on estimated recoverable amounts as determined by using a combination of the customer's historical default experience and expected future credit losses. Goods and services taxes recoverable and other government assistance do not contain any significant uncertainty. The resulting increase to the provision for impaired receivables as at July 1, 2018 was $1,049 with a corresponding increase to opening deficit.

(1)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

In addition, the Company previously classified its financial assets as 'loans and receivables' and its financial liabilities as 'other financial liabilities', both of which were measured at amortized cost, with the exception of embedded derivatives which was classified as 'Fair value through profit and loss' and measured, on a recurring basis, at fair value. Under IFRS 9, the measurement basis would remain the same across all financial instruments, however the category for classification has been amended to 'Amortized Cost' for its financial assets classified as loans and receivables and and its financial liabilities classified as other financial liabilities, and to 'Fair value through profit and loss' for its embedded derivative.

ii)	IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

Effective July 1, 2018, the Company adopted IFRS 15, which establishes a new comprehensive framework to record revenues from contracts for the sale of goods or services, unless the contracts are in the scope of other standards. IFRS 15 replaces IAS 18, Revenue, IAS 11, Construction Contracts, and some revenue related interpretations. Under IFRS 15, revenue is recognized at an amount that reflects the expected consideration receivable in exchange for transferring goods or services to a customer, applying the following five steps: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations in the contract; and 5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company adopted IFRS 15 using the modified retrospective method, which requires the cumulative effect of initially applying the Standard to be recognized at the date of initial application, which is July 1, 2018, and that the financial information previously presented for the year ended June 30, 2018 would remain unchanged. The Company also elected to apply the practical expedient which permits the Company to apply IFRS 15 retrospectively only to contracts that are not completed contracts at the date of initial application.

The significant changes to the Company's revenue recognition policies are as follows:

•           Under its proprietary production channel, the Company previously recorded revenue for the initial broadcast rights when the production was completed and available to the customer. Under IFRS 15, an assessment is made at the inception of each contract to determine whether i) the performance obligations are satisfied at a point in time, which generally occurs when the production is completed, available to the customer, and the customer has the contractual right to broadcast or stream the content, or ii) the Company transfers control of the production over time and therefore satisfies the performance obligations and recognizes revenue over time. Over time recognition generally occurs when the Company's production creates an asset that the customer controls as that production is created. When performance obligations are satisfied at a point in time, revenue is recognized when all the aforementioned criteria are met. When performance obligations are satisfied over time during the production of the show, revenue is recognized using the percentage of completion method, based on actual costs incurred compared to the total estimated costs. This change did not have an effect on the Company's opening balance sheet.

•           Under its distribution channel, the Company previously recorded revenue on certain distribution license agreements for its television and film content when the contract was executed and the licensed content was available to the customer. Under IFRS 15, revenue is deferred and recorded as revenue when the licensed content is available to the customer and the customer has the contractual right to broadcast or stream the content. This change did not have an effect on the Company's opening balance sheet.

(2)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

•           Under its consumer products-owned channel, the Company previously recognized license revenue relating to certain minimum guarantees for royalties on its copyrights and brands at the start of the license period. Under IFRS 15, the Company determined that these were right-of-access licenses and as a result, minimum guarantees are deferred and amortized over the term of the license. Royalty revenue is calculated as the greater of royalties based on underlying sales or the pro-rata allocation of the minimum guarantee. This change resulted in a July 1, 2018 adjustment to increase opening deficit by $5,823, an increase to opening deferred revenue by $6,459, a decrease to opening deferred income taxes by $1,117, and a decrease to accumulated other comprehensive loss by $481.

•           For renewals or extensions of license agreements for television and film content, the Company previously recorded revenue when the agreement was renewed or extended. Under IFRS 15, revenue related to the extension or renewal term is recognized when the customer has the contractual right to broadcast or stream the content. This change did not have an effect on the Company's opening balance sheet.

The following is a reconciliation of the impact of IFRS 15 for the three month period ended September 30, 2018:

Three months ended September 30, 2018
Revenue under IFRS 15, as reported	104,038
Impact of IFRS 15 on revenue:
Revenue on minimum guarantees (1)	(816)
Revenue on proprietary production shows (2)	2,341
Revenue on distribution licenses (3)	850
Revenue under IAS 18	106,413

Direct production costs and expense of film and television produced under IFRS 15, as reported	61,284
Impact of IFRS 15 on Direct production costs and expense of film and television produced (4):	1,405
Direct production costs and expense of film and television produced under IAS 18	62,689

(1) Revenue on minimum guarantees - these are minimum guarantees on royalties in the consumer products-owned channel that were previously recognized at the inception of the license period but under IFRS 15 are recognized over the license term as a "right-to-access license", resulting in a corresponding adjustment to deferred revenue.

(2) Revenue on proprietary production shows - these are proprietary production revenues that would have met the previous revenue recognition criteria under IAS 18 and recognized at a point in time with a corresponding adjustment to amounts receivable, but have been deferred under IFRS 15 as the risks and rewards of ownership under IAS 18 transferred to the customer at an earlier date than control was transferred under IFRS 15.

(3) Revenue on distribution licenses - these are distribution revenues that would have met the previous revenue recognition criteria under IAS 18 and recognized at a point in time with a corresponding adjustment to amounts receivable, but have been deferred under IFRS 15 as the risks and rewards of ownership under IAS 18 transferred to the customer at an earlier date than control transferred under IFRS 15.

(4) Direct production and new media costs - these costs are the expense of film and television produced related to proprietary production shows that have been deferred, with a corresponding adjustment to investment in film and television programs.

(3)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

iii)	IFRIC 22, Foreign currency transactions and advance consideration ("IFRIC 22")

Effective July 1, 2018, the Company adopted IFRIC 22, which clarified how to determine the date of transaction for the exchange rate to be used on initial recognition of a related asset, expense or income where an entity pays or receives consideration in advance for foreign currency-denominated contracts. For a single payment or receipt, the date of the transaction is the date on which the entity initially recognises the non-monetary asset or liability arising from the advance consideration (the prepayment or deferred income/contract liability).

The Company has elected to apply IFRIC 22 prospectively beginning July 1, 2018. The adoption of this standard did not have a material impact to the Company's consolidated financial statements.

iv)	Amendments to IFRS 2, Share-based payment ("IFRS 2")

Effective July 1, 2018, the Company adopted the amendments to IFRS 2, which clarified the classification and measurement of certain share-based payment transactions. The adoption of this amendment did not have an impact to the Company's consolidated financial statements.

Accounting standards issued but not yet applied

i)	In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") effective for annual periods beginning on or after January 1, 2019. IFRS 16 provides a comprehensive model for the measurement, presentation and disclosure of leases and replaces IAS 17, Leases. The adoption of IFRS 16 will result in substantially all lessee leases being recorded on the balance sheet as an asset with a corresponding liability with both current and long-term portions. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

ii)	In June 2017, the IASB issued IFRIC 23 to clarify how the requirements of IAS 12, Income Taxes should be applied when there is uncertainty over income tax treatments. The interpretation is effective for annual periods beginning on or after January 1, 2019, with modified retrospective or retrospective application permitted. The Company is currently evaluating the impact of IFRIC 23 on its consolidated financial statements.

(4)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

4	Amounts receivable

	September 30, 2018	June 30, 2018
	$	$

Trade receivables	153,492	163,203
Less: Loss allowance on trade receivables	(10,726)	(9,742)
	142,766	153,461

Goods and services tax recoverable, net	623	1,203
Federal and provincial film tax credits and other government assistance	104,588	96,874
Short-term amounts receivable	247,977	251,538
Long-term amounts receivable	17,893	18,789
Total amounts receivable	265,870	270,327

Loss allowance on trade receivables:

	September 30, 2018	June 30, 2018
	$	$
Opening balance	9,742	4,772
Impact of adoption of IFRS 9	1,049	—
Opening balance, restated for IFRS 9	10,791	4,772
Loss allowance on trade receivables	702	5,089
Receivables written off during the period	(491)	(197)
Recoveries of trade receivables previously provided for	—	(12)
Foreign exchange	(276)	90
Closing balance	10,726	9,742

(5)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

5	Investment in film and television programs

	September 30, 2018	June 30, 2018
	$	$

Development costs	2,140	2,112
Productions in progress
Cost, net of government and third-party assistance	23,476	17,577
Productions completed and released
Cost, net of government and third-party assistance	528,968	529,494
Accumulated expense	(380,145)	(377,041)
Accumulated write-down of investment in film and television programs	(15,910)	(15,910)
	132,913	136,543

Program and film rights - broadcasting
Cost	136,665	134,765
Accumulated expense	(106,023)	(102,202)
Accumulated write-down of program and film rights	(2,787)	(2,787)
	27,855	29,776
	186,384	186,008

All program and film rights - broadcasting, noted above, relate to DHX Television.

The continuity of investment in film and television programs is as follows:

	September 30, 2018	June 30, 2018
	$	$

Net opening investment in film and television programs	186,008	195,180
Increase in development costs	28	434
Cost of productions (completed and released and productions in progress), net of government assistance and third-party assistance	8,051	33,088
Expense of investment in film and television programs	(3,104)	(33,554)
Write-down of investment in film and television programs	—	(4,779)
Increase of program and film rights - broadcasting	1,900	14,110
Expense of program and film rights - broadcasting	(3,821)	(18,546)
Write-down of program and film rights - broadcasting	—	(2,787)
Foreign exchange	(2,678)	2,862
	186,384	186,008

During the three months ended September 30, 2018, interest of $265 (2017 - $532) has been capitalized to investment in film and television programs.

(6)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

6	Acquired and library content

	September 30, 2018	June 30, 2018
	$	$

Net opening acquired and library content	147,088	155,940
Additions	—	8,406
Write-down of acquired and library content	—	(3,402)
Amortization	(3,574)	(15,916)
Foreign exchange	(1,966)	2,060
	141,548	147,088

7	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases

	September 30, 2018	June 30, 2018
	$	$

Bank indebtedness	9,500	16,350
Interim production financing	99,517	93,683
Long-term debt and obligations under finance leases	539,711	756,570
Interest bearing debt and obligations under finance leases	648,728	866,603
Amount due within 12 months	(112,373)	(120,557)
Amount due beyond 12 months	536,355	746,046

a)	Bank indebtedness

The Revolving Facility has a maximum available balance of US$30,000 (CAD $38,835) and matures on June 30, 2022. The Revolving Facility may be drawn down by way of either $USD base rate, $CAD prime rate, $CAD bankers’ acceptance, or $USD and £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at floating rates ranging from the Drawdown Rate + 2.50% to the Drawdown Rate + 3.75%.

As at September 30, 2018, $9,500 (June 30, 2018 - $16,350) was drawn on the Revolving Facility.

b)	Interim production financing

	September 30, 2018	June 30, 2018
	$	$

Interim production credit facilities with various institutions, bearing interest at bank prime plus 0.5% - 1.0%. Assignment and direction of specific production financing, licensing contracts receivable and film tax credits receivable with a net book value of approximately $123,165 at September 30, 2018 (June 30, 2018 - $115,639) have been pledged as security.	99,517	93,683

During the three months ended September 30, 2018, the $CDN bank prime rate averaged 3.68% (Q1 2018 - 2.99%).

(7)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

c)	Long-term debt and obligations under finance leases

	September 30, 2018	June 30, 2018
	$	$

Term Facility, net of unamortized issue costs of $14,201 (June 30, 2018 - $22,232)	411,329	623,066
Senior Unsecured Convertible Debentures, net of unamortized issue costs of $5,363 (June 30, 2018 - $5,588) and embedded derivatives at fair value of $7,140 (June 30, 2018 - $11,940)	120,738	124,747
Obligations under various finance leases, bearing interest at rates ranging from 4.0% to 9.8%, maturing on dates ranging from October 2018 to June 2022	7,644	8,757
	539,711	756,570
Less: Current portion	(3,356)	(10,524)
	536,355	746,046

(i)	Term Facility

As at September 30, 2018, the Company's Term Facility had a principal balance of US$328,722 (June 30, 2018 - US$490,050), bearing interest at floating rates of either $USD base rate + 2.75% or $USD LIBOR + 3.75% and will mature on December 29, 2023.

During the current quarter, the Company repaid US$161,328 against its Term Facility using proceeds from the sale of a 49% interest of the Company's 80% ownership in Peanuts (note 9). As a result of this repayment, the Company recorded a write-down of its unamortized issue costs of $7,320.

The Term Facility is repayable in equal quarterly installment payments of US$1,238 or 0.25% of the initial principal commencing September 30, 2017. As a result of the repayment in the current quarter, the Company is not required to make any further installment payments through to maturity.

The Term Facility also requires repayments equal to 50% of Excess Cash Flow (the "Excess Cash Flow Payments") (as defined in the Senior Secured Credit Agreement), commencing for the fiscal year-ended June 30, 2018, while the First Lien Net Leverage Ratio (as defined in the Senior Secured Credit Agreement) is greater than 3.50 times, reducing to 25% of Excess Cash Flow while First Lien Net Leverage Ratio (as defined in the Senior Secured Credit Agreement) is at or below 3.50 times and greater than 3.00 times, with the remaining balance due on December 29, 2023. As at September 30, 2018, no payments were owed under the Excess Cash Flow Payments terms of the Term Facility.

The Senior Secured Credit Facilities require that the Company comply with a Total Net Leverage Ratio covenant, as defined in the Senior Secured Credit Agreement:

Period	Ratio Target
Each fiscal quarter commencing September 30, 2018	< 6.75x
Each fiscal quarter commencing September 30, 2019	< 6.50x
Each fiscal quarter commencing September 30, 2020	< 5.75x
Each fiscal quarter commencing September 30, 2021 to Maturity at December 29, 2023	< 5.50x

As at September 30, 2018, the Company was in compliance with all its debt covenants with a Total Net Leverage Ratio of 5.35x.

(8)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

(ii)	Senior Unsecured Convertible Debentures

As at September 30, 2018, the Senior Unsecured Convertible Debentures had a principal balance of $140,000 (June 30, 2018 - $140,000), bearing interest at an annual rate of 5.875% and paid semi-annually on March 31 and September 30 of each year. The Senior Unsecured Convertible Debentures are convertible into Common Voting Shares or Variable Voting Shares of the Company at a price of $8.00 per share, subject to certain customary adjustments. The Senior Unsecured Convertible Debentures mature September 30, 2024.

The Senior Unsecured Convertible Debentures have a cash conversion option whereby the Company can elect to make a cash payment in lieu of issuing Common Voting Shares or Variable Voting Shares upon exercise of the conversion option feature by the holder of the Senior Unsecured Convertible Debentures. As a result, the Senior Unsecured Convertible Debentures were deemed to have no equity component at initial recognition and the estimated fair value of the embedded derivatives is recorded as a financial liability and included with the debt component on the Company's consolidated balance sheet. Changes in the estimated fair value of the embedded derivatives are recorded through the Company's consolidated statement of income. As at September 30, 2018, the estimated fair value of the embedded derivatives was $7,140.

8	Income taxes

Significant components of the Company’s net deferred income tax liability as at September 30, 2018 and June 30, 2018 are as follows:

	September 30, 2018	June 30, 2018
	$	$

Broadcast licenses	(17,967)	(17,967)
Tangible benefit obligation	2,115	2,171
Deferred revenue	952	—
Foreign tax credits	2,324	2,324
Property and equipment	760	697
Share issuance costs and deferred financing fees	389	(1,603)
Investment in film and television programs and acquired and library content	(31,641)	(27,568)
Intangible assets	(8,880)	(9,633)
Non-capital losses and other	30,334	33,900
Net deferred income tax liability	(21,614)	(17,679)

Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Unremitted earnings totaled $75,786 at September 30, 2018 (June 30, 2018 - $72,648).

(9)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

The reconciliation of income taxes computed at the statutory tax rates to income tax expense (recovery) is as follows:

	Three months ended
	September 30, 2018	September 30, 2017
	$	$

Income tax expense (recovery) based on combined federal and provincial tax rates of 31% (June 30, 2017 - 31%)	211	3,578
Income taxes increased (reduced) by:
Share-based compensation	116	370
Non-taxable portion of capital gain	(2,009)	(2,022)
Tax rate differential	942	306
Non-controlling interest	(1,763)	(439)
Other	(153)	154
Provision for income taxes	(2,656)	1,947

The Company operates in multiple jurisdictions with differing tax rates. The Company’s effective tax rates are dependent on the jurisdiction to which income relates.

9	Disposal of interest in subsidiary and non-controlling interest

On July 23, 2018, the Company completed the sale of a non-controlling interest in its Peanuts subsidiary ("Peanuts") to Sony Music Entertainment (Japan) Inc. ("SMEJ"). SMEJ acquired 49% of the Company's 80% interest in Peanuts for gross proceeds of $234,610 and net proceeds of $208,692 (net of transaction costs of $8,720 and taxes of $17,198). The Company recorded a non-controlling interest of $174,596 on the sale to SMEJ.

As at September 30, 2018, the Company holds a 41% interest in Peanuts, SMEJ holds a 39% interest, and the members of the family of Charles M. Schulz hold a 20% interest. Subsequent to the sale, the Company continues to control Peanuts and therefore consolidates 100% of Peanuts.

10	Share capital and contributed surplus

Common shares

The common shares of the Company are inclusive of Common Voting Shares, Variable Voting Shares and Non-Voting Shares. As at September 30, 2018, the Company had 52,900,433 Common Voting Shares, 81,481,618 Variable Voting Shares and nil Non-Voting Shares issued and outstanding.

During the three months ended September 30, 2018, the Company issued 15,699 common shares, at an average price of $2.66 as part of the Company’s employee share purchase plan.

Options

On September 27, 2018, 4,046,500 options were granted to directors, officers and employees with an exercise price of $1.50 per common share. Included in this option grant were 3,046,500 that vest over four years and expire in seven years, and 1,000,000 that vest based on market conditions and expire in seven years.

(10)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Performance share unit plan

During the three month period ended September 30, 2018, 72,462 PSU's were paid out to employees, including accrued dividends, 2,849 were forfeited and 63,049 were cancelled relating to taxes payable on the units issued.

11	Finance costs

Finance costs comprised of the following:

	Three months ended
	September 30, 2018	September 30, 2017
	$	$

Finance costs
Interest income	(502)	(88)
Interest expense on bank indebtedness	200	92
Accretion of tangible benefit obligation	104	133
Interest on long-term debt	10,470	9,999
Amortization of deferred financing fees	938	1,235
Write-down of term facility unamortized issue costs	7,320	—
Accretion on Senior Unsecured Convertible Debentures	567	—
Interest on finance leases	176	149
	19,273	11,520

(11)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

12	Expenses by nature and employee benefit expense

The following sets out the expenses by nature:

	Three months ended
	September 30, 2018	September 30, 2017
	$	$

Investment in film and television programs
Direct production and new media costs	54,359	45,236
Expense of film and television programs	3,104	4,954
Expense of film and broadcast rights for broadcasting	3,821	5,460
Development, integration and other	1,888	1,585
Amortization of acquired and library content	3,574	3,899
Office and administrative	4,619	4,844
Finance costs, changes in fair value of embedded derivative, and foreign exchange	12,039	239
Investor relations and marketing	575	865
Professional and regulatory	1,814	1,319
Amortization of property and equipment and intangible assets	5,385	5,908
	91,178	74,309

The following sets out the components of employee benefits expense:
Salaries and employee benefits	11,805	11,604
Share-based compensation	374	1,194
	12,179	12,798
	103,357	87,107

13	Financial instruments

Financial instruments recorded at fair value on the consolidated balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The value hierarchy has the following levels:

Level 1 -	Valuation based on quoted prices observed in active markets for identical assets and liabilities.
Level 2 -	Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 -	Valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest of the hierarchy for which a significant input has been considered in measuring fair value.

Fair value estimates are made at a specific point in time based on relevant market information. These are estimates and involve uncertainties and matters of significant judgment and cannot be determined with precision. Changes in assumptions and estimates could significantly affect fair values.

(12)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Financial assets and liabilities measured at fair value

	As at
	September 30, 2018		June 30, 2018
	Fair value hierarchy	Fair value(1)	Fair value hierarchy	Fair value(1)

Embedded Derivatives(2)	Level 2	(7,140)	Level 2	(11,940)
Foreign currency forwards(3)	Level 2	(4)	Level 2	(61)

(1) The Company values its derivatives using valuations that are calibrated to the initial trade prices. Subsequent valuations are based on observable inputs to the valuation model.

(2) The fair value of embedded derivatives are estimated using valuation models.

(3) The fair value of foreign currency contracts is determined using prevailing exchange rates.

Financial assets and liabilities not measured at fair value

The carrying amount of all financial instruments presented in the unaudited interim condensed consolidated financial statements approximate their fair values, except for the Senior Unsecured Convertible Debentures as follows:

	As at
	September 30, 2018			June 30, 2018
	Fair value hierarchy	Fair value liability	Carrying value	Fair value hierarchy	Fair value liability	Carrying value

Senior Unsecured Convertible Debentures(1)	Level 1	117,600	126,101	Level 1	123,200	130,355

(1) The fair value of the convertible debentures is based on market quotes as these are actively traded on the open exchange.

14	Commitments and contingencies

Commitments

The Company has entered into various operating leases for operating premises and equipment. The future aggregate minimum payments are as follows:

$

Year ended June 30, 2019	7,168
2020	8,377
2021	6,969
2022	6,318
Beyond 2022	23,785

The Company has entered into various contracts to buy broadcast rights with future commitments totaling $13,489.

(13)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Contingencies

The Company is, from time-to-time, involved in various claims, legal proceedings and complaints arising in the normal course of business and as such, provisions have been recorded where appropriate. Management does not believe that the final determination of these claims will have a material adverse effect on the financial position or results of operations of the Company.

15	Capital disclosures

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution and licensing of its film and television properties and broadcast operations. During the three months ended September 30, 2018, the Company did not declare a dividend (September 30, 2017 - $2,681). The balance of the Company’s cash is being used to maximize ongoing development and reduce leverage.

The Company’s capital at September 30, 2018 and June 30, 2018 is summarized in the table below:

	September 30, 2018	June 30, 2018
	$	$

Total bank indebtedness, long-term debt and obligations under capital leases, excluding interim production financing	549,211	772,920
Less: Cash	(46,286)	(46,550)
Net debt	502,925	726,370
Total Shareholders’ Equity	596,043	400,792
	1,098,968	1,127,162

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors including industry conditions and operating cash flow. These budgets are regularly reviewed by the Board of Directors.

16	Earnings per common share

a)	Basic

Basic earnings per share is calculated by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period.

	Three months ended
	September 30, 2018	September 30, 2017
	$	$

Net (loss) income attributable to shareholders of the Company	(2,350)	8,148
Weighted average number of common shares (in 000's)	134,463	134,407
Basic (loss) earnings per share	(0.02)	0.06

(14)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

b)	Diluted

Diluted earnings per share reflect the potential dilutive effect that could occur if additional common shares were assumed to be issued under securities or instruments that may entitle their holders to obtain common shares in the future. Dilution could occur through the exercise of stock options, the exercise of PSUs, or the exercise of the conversion option of the convertible debentures. The number of additional shares for inclusion in the diluted earnings per share calculation was determined using the treasury stock method.

For the three month period ended September 30, 2018, the diluted weighted average number of common shares outstanding is the same as the basic weighted average number of common shares outstanding, as the Company had a net loss for the period and the exercise of any potentially dilutive instruments would be anti-dilutive.

For the three month period ended September 30, 2018, the weighted average number of potentially dilutive instruments, comprised of shares issuable in respect of stock options and PSUs was 790,189.

	Three months ended
	September 30, 2018	September 30, 2017
	$	$

Net (loss) income attributable to shareholders of the Company	(2,350)	8,148
Weighted average number of common shares (in 000's)	134,463	135,197
Diluted (loss) earnings per share	(0.02)	0.06

(15)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Statement of cash flows - supplementary information

Net change in non-cash balances related to operations

	September 30,	September 30,
	2018	2017
	$	$

Decrease (increase) in amounts receivable	3,965	21,376
Decrease (increase) in prepaid expenses and other	967	(190)
Decrease (increase) in long-term amounts receivable	896	2,533
Increase (decrease) in accounts payable and accrued liabilities	(10,198)	(33,038)
Increase (decrease) in deferred revenue	(12,090)	(9,696)
Tangible benefit obligation payments	(311)	(663)
	(16,771)	(19,678)

During the period, the Company paid and received the following:

	September 30,	September 30,
	2018	2017
	$	$

Interest paid	13,343	10,067
Interest received	43	88
Taxes paid	1,325	2,794

Net change in film and television programs

	September 30,	September 30,
	2018	2017
	$	$

Decrease (increase) in development	(28)	(426)
Decrease (increase) in productions in progress	(5,899)	264
Decrease (increase) in productions completed and released	(2,151)	(3,648)
Expense of film and television programs	3,104	4,954
Decrease (increase) in program and film rights - broadcasting	(1,900)	(8,984)
Expense of film and broadcast rights for broadcasting	3,821	5,460
	(3,053)	(2,380)

(16)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Reconciliation between the opening and closing balances on the consolidated balance sheet arising from financing activities

		Senior
		Unsecured
	Term	Convertible	Finance
	Facility	Debentures	leases	Total
	$	$	$	$
Balance - June 30, 2018	623,066	124,747	8,757	756,570
Repayments	(212,437)	—	(1,414)	(213,851)
Total financing cash flow activities	(212,437)	—	(1,414)	(213,851)
Amortization of deferred financing costs	713	225	—	938
Write-down of term facility unamortized issue costs	7,320	—	—	7,320
New finance leases	—	—	301	301
Change in fair value of embedded derivatives	—	(4,800)	—	(4,800)
Accretion on Senior Unsecured Convertible Debentures	—	566	—	566
Unrealized foreign exchange gain	(7,333)	—	—	(7,333)
Total financing non-cash activities	700	(4,009)	301	(3,008)
Balance - September 30, 2018	411,329	120,738	7,644	539,711

			Senior
	Term	Special	Unsecured	Finance
	Facility	Warrants	Notes	leases	Total
	$	$	$	$	$
Balance - June 30, 2017	616,339	133,751	225,000	8,245	983,335
Repayments	(1,605)	—	(225,000)	(1,165)	(227,770)
Total financing cash flow activities	(1,605)	—	(225,000)	(1,165)	(227,770)
Amortization of deferred financing costs	928	307	—	—	1,235
New finance leases	—	—	—	398	398
Unrealized foreign exchange gain	(24,540)	—	—	—	(24,540)
Total financing non-cash activities	(23,612)	307	—	398	(22,907)
Balance - September 30, 2017	591,122	134,058	—	7,478	732,658

(17)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

18	Revenues and segmented information

The Company operates production entities and offices throughout Canada, the United States and Europe. In evaluating performance, the Chief Operating Decision Maker ("CODM") does not distinguish or group its production, distribution and merchandising operations ("Content Business") on a geographic basis. The Company has determined that it has three reportable segments being the Content Business, CPLG, which manages copyrights, licensing and brands for third parties and DHX Television.

	Three months ended September 30, 2018
	CPLG	DHX Television	Content	Consolidated
	$	$	$	$
Revenues	2,578	13,277	88,183	104,038
Direct production costs and expense of film and television produced, and selling, general and administrative	3,210	7,135	66,958	77,303
Segment profit (loss)	(632)	6,142	21,225	26,735

Corporate selling, general and administrative				3,168
Amortization of property and equipment and intangible assets				5,385
Finance costs				19,273
Foreign exchange gain				(2,434)
Change in fair value of embedded derivative				(4,800)
Amortization of acquired and library content				3,574
Development, integration and other				1,888
Income before income taxes				681

	Three months ended September 30, 2017
	CPLG	DHX Television	Content	Consolidated
	$	$	$	$
Revenues	5,014	14,087	79,520	98,621
Direct production costs and expense of film and television produced, and selling, general and administrative	2,811	8,369	59,748	70,928
Segment profit	2,203	5,718	19,772	27,693

Corporate selling, general and administrative				4,548
Amortization of property and equipment and intangible assets				5,908
Finance costs				11,520
Foreign exchange gain				(11,281)
Amortization of acquired and library content				3,899
Development, integration and other				1,585
Income before income taxes				11,514

As at September 30, 2018, $33,224, and $206,603 of goodwill was allocated to, DHX Television and Content Business, respectively (June 30, 2018 - $33,224, and $207,582, respectively).

(18)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

The following table presents further components of revenue derived from the following areas:

	September 30, 2018	September 30, 2017
	$	$

Content
Production revenue	508	2,520
Distribution revenue	24,973	23,157
Merchandising and licensing and other revenue	40,687	36,205
Producer and service fee revenue	22,015	17,638
	88,183	79,520

DHX Television
Subscriber revenue	12,333	13,079
Promotion and advertising revenue	944	1,008
	13,277	14,087

CPLG
Third party brand representation revenue	2,578	5,014
	104,038	98,621

(19)